FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the three-month period ended June 30, 2013 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 23, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the three-month period ended June 30, 2013 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2013. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013	June 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669	¥44,427
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥674 million at June 30, 2013	33,066	20,745
Inventories	26,349	30,453
Deferred income taxes, net	20,749	19,728
Prepaid expenses and other current assets	9,650	12,631

Total current assets	153,483	127,984

PROPERTY AND EQUIPMENT, net	62,651	79,598

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440	511
Investments in affiliate	2,247	2,252
Identifiable intangible assets	42,225	42,141
Goodwill	21,934	21,956
Lease deposits	26,625	26,555
Deferred income taxes, net	1,875	1,887
Other assets	11,468	11,253

Total investments and other assets	106,814	106,555

TOTAL ASSETS	¥322,948	¥314,137

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2013	June 30, 2013
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681	¥5,222
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	2,166	2,101
Trade notes and accounts payable	14,443	12,833
Accrued income taxes	4,104	351
Accrued expenses	19,971	17,904
Deferred revenue	5,464	5,736
Other current liabilities	3,683	3,607

Total current liabilities	59,512	52,754

LONG-TERM LIABILITIES:
Capital lease and financing obligations, less current portion	22,588	22,080
Accrued pension and severance costs	1,531	1,526
Deferred income taxes, net	4,424	4,377
Other long-term liabilities	8,894	9,209

Total long-term liabilities	37,437	37,192

TOTAL LIABILITIES	96,949	89,946

COMMITMENTS AND CONTINGENCIES (Note 11)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and June 30, 2013; outstanding 138,618,060 shares at March 31, 2013 and 138,615,843 shares at June 30, 2013	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	113,808	111,277
Accumulated other comprehensive income	1,009	1,715
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,884,157 shares at June 30, 2013	(11,250)	(11,255)

Total KONAMI CORPORATION stockholders’ equity	225,425	223,595

Noncontrolling interest	574	596

TOTAL EQUITY	225,999	224,191

TOTAL LIABILITIES AND EQUITY	¥322,948	¥314,137

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended June 30, 2012 and 2013 Consolidated Statements of Income

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
NET REVENUES:
Product sales revenue	¥19,266	¥15,798
Service and other revenue	29,862	29,791

Total net revenues	49,128	45,589

COSTS AND EXPENSES:
Costs of products sold	10,967	8,915
Costs of services rendered and others	21,420	22,734
Selling, general and administrative	11,361	12,445

Total costs and expenses	43,748	44,094

Operating income	5,380	1,495

OTHER INCOME (EXPENSES):
Interest income	54	60
Interest expense	(345)	(302)
Foreign currency exchange gain (loss), net	(329)	895
Other, net	(115)	(5)

Other income (expenses), net	(735)	648

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,645	2,143
INCOME TAXES	1,894	1,221
EQUITY IN NET INCOME OF AFFILIATED COMPANY	3	34

NET INCOME	2,754	956
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	39	22

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,715	¥934

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Net income	¥2,754	¥956

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,268)	661
Net unrealized gains on available-for-sale securities	42	45
Pension liability adjustment	1	0

Other comprehensive income (loss)	(1,225)	706

Comprehensive income	1,529	1,662

Comprehensive income attributable to the noncontrolling interest	39	22

Comprehensive income attributable to KONAMI CORPORATION	¥1,490	¥1,640

Per Share Data:
	Three months ended June 30, 2012	Three months ended June 30, 2013
Net income attributable to KONAMI CORPORATION per share:
Basic	¥19.59	¥6.74
Diluted	19.59	6.74

Weighted-average common shares outstanding	138,619,708	138,616,903
Diluted weighted-average common shares outstanding	138,619,708	138,616,903

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Cash flows from operating activities:
Net income	¥2,754	¥956
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,317	2,351
Provision for doubtful receivables	(2)	(46)
Loss on sale or disposal of property and equipment, net	22	12
Equity in net income of affiliated company	(3)	(34)
Deferred income taxes	1,544	930
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	12,342	12,899
Increase in inventories	(1,923)	(4,234)
Increase in prepaid expenses	(905)	(904)
Decrease in trade notes and accounts payable	(3,937)	(2,004)
Decrease in accrued income taxes, net of tax refunds	(11,212)	(5,797)
Decrease in accrued expenses	(2,667)	(2,124)
Increase in deferred revenue	420	159
Other, net	(179)	1,039

Net cash provided by (used in) operating activities	(1,429)	3,203

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(4,402)	(19,354)
Decrease (increase) in lease deposits, net	(33)	117
Other, net	(1)	102

Net cash used in investing activities	(4,436)	(19,135)

Cash flows from financing activities:
Increase in short-term borrowings, net	986	450
Principal payments under capital lease and financing obligations	(646)	(586)
Dividends paid	(3,314)	(3,313)
Other, net	(2)	(5)

Net cash used in financing activities	(2,976)	(3,454)

Effect of exchange rate changes on cash and cash equivalents	(362)	144

Net decrease in cash and cash equivalents	(9,203)	(19,242)

Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥67,248	¥44,427

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Changes in Accounting Policies

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally began generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the three months ended June 30, 2013 decreased by approximately ¥188 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥116 million and ¥0.84, respectively.

4. Inventories

Inventories at March 31, 2013 and June 30, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	June 30, 2013
Finished products	¥7,813	¥8,596
Work in process	13,513	16,851
Raw materials and supplies	5,023	5,006

Total	¥26,349	¥30,453

5. Property and Equipment

Property and equipment at March 31, 2013 and June 30, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	June 30, 2013
Property and equipment, at cost:
Land	¥14,542	¥32,498
Buildings and structures	77,796	78,419
Tools, furniture and fixtures	26,672	27,369
Construction in progress	2,050	722

Total	121,060	139,008
Less-Accumulated depreciation and amortization	(58,409)	(59,410)

Net property and equipment	¥62,251	¥79,598

6. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three months ended June 30, 2012 and 2013 were as follows:

	Millions of Yen
For the three months ended June 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	2,715	39	2,754
Other comprehensive loss, net of tax	(1,225)	—	(1,225)

Comprehensive income for the period	1,490	39	1,529

Balance at June 30, 2012	¥213,480	¥301	¥213,781

	Millions of Yen
For the three months ended June 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(5)	—	(5)
Comprehensive income:
Net income for the period	934	22	956
Other comprehensive income, net of tax	706	—	706

Comprehensive income for the period	1,640	22	1,662

Balance at June 30, 2013	¥223,595	¥596	¥224,191

7. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2013 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income (loss) before reclassifications	661	45	—	706
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	0	0

Changes in accumulated other comprehensive income (loss), net	661	45	0	706

Balance at June 30, 2013	¥1,694	¥70	¥(49)	¥1,715

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2013 and June 30, 2013 are as follows:

	Millions of Yen
	March 31, 2013		June 30, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥440	¥440	¥511	¥511
Long-term debt, including current portion	(5,000)	(5,014)	(5,000)	(5,027)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 –	Quoted prices for identical assets or liabilities in active markets

Level 2 –	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and June 30, 2013, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥440	—	—	¥440

Total assets	¥440	—	—	¥440

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
June 30, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥511	—	—	¥511

Total assets	¥511	—	—	¥511

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2013 and June 30, 2013, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended June 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥22,662	¥19,708	¥5,205	¥1,553	—	¥49,128
Intersegment	158	9	—	0	¥(167)	—

Total	22,820	19,717	5,205	1,553	(167)	49,128
Operating expenses	17,628	19,035	4,176	1,149	1,760	43,748

Operating income (loss)	¥5,192	¥682	¥1,029	¥404	¥(1,927)	¥5,380

Three months ended June 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥19,862	¥18,941	¥6,094	¥692	—	¥45,589
Intersegment	143	11	—	1	¥(155)	—

Total	20,005	18,952	6,094	693	(155)	45,589
Operating expenses	18,328	18,616	4,877	1,179	1,094	44,094

Operating income (loss)	¥1,677	¥336	¥1,217	¥(486)	¥(1,249)	¥1,495

b. Geographic information

Three months ended June 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥39,198	¥7,287	¥1,469	¥1,174	¥49,128	—	¥49,128
Intercompany	1,682	425	51	21	2,179	¥(2,179)	—

Total	40,880	7,712	1,520	1,195	51,307	(2,179)	49,128
Operating expenses	36,159	6,787	1,788	1,199	45,933	(2,185)	43,748

Operating income (loss)	¥4,721	¥925	¥(268)	¥(4)	¥5,374	¥6	¥5,380

Three months ended June 30, 2013	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥35,198	¥7,545	¥1,359	¥1,487	¥45,589	—	¥45,589
Intercompany	1,815	941	17	208	2,981	¥(2,981)	—

Total	37,013	8,486	1,376	1,695	48,570	(2,981)	45,589
Operating expenses	36,375	7,416	1,747	1,594	47,132	(3,038)	44,094

Operating income (loss)	¥638	¥1,070	¥(371)	¥101	¥1,438	¥57	¥1,495

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

11. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥1,450 million as of June 30, 2013.

12. Subsequent Events

No reportable subsequent events occurred.